RELIABILITY INCORPORATED
410 Park Avenue, 15th floor
New York, New York 10022

VIA EDGAR

November 13, 2012

Kevin L. Vaughn
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:          Reliability Incorporated
Amendment No. 1 to Form 10-K for the year ended December 31, 2011
Filed October 16, 2012
File No. 000-07092

Dear Mr. Vaughn:

This letter is in response to the comments contained in the Staff’s letter dated October 29, 2012 to Reliability Incorporated (the “Company”).  Concurrently with this letter, we are filing the Company’s Amendment No. 2 to its Form 10-K for the year ended December 31, 2011.  To aid your review of the filing, the responses below are numbered to correspond with the numbered paragraphs included in your letter.   References in this letter  to “we”, “our” or “us” refer to the Company.

Amendment No 1 to Form 10-K for the Year Ended December 31, 2011

Item 9A. (T) Controls and Procedures, page 2

1.
We note your response to prior comment 1 and your amended disclosures.  We still note that only your Chief Executive Officer concluded on the effectiveness of your internal controls over financial reporting as of December 31, 2011.  Please amend your filing to include both your principal executive and principal conclusions’ related to the effectiveness of your internal control over financial reporting as of December 31, 2011.  Refer to the guidance in Item 308 of Regulation S-K.

COMPANY RESPONSE:  The filing has been amended to include both our principal executive and principal financial officers’ conclusions related to the effectiveness of our internal control over financial reporting as of December 31, 2011.

Exhibits 31.1 & Exhibit 31.2

2.
We note that you amended your filing to include certifications signed by both your principal executive officer and principal financial officer filed pursuant to Item 601(b)(31) of Regulation S-K.  Please amend your filing to include these certifications along with your entire filing with the revised certifications.  Refer to Item 601(b)(31) of Regulation S-K.

COMPANY RESPONSE:  We have amended the filing to include such revised certifications along with the entire filing.

The Company hereby acknowledges the following: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this matter.  Please direct any questions or requests for clarification of matters addressed in this letter to the undersigned, or to David M. Kaye, Esq. of Kaye Cooper Fiore Kay & Rosenberg, LLP at (973) 443-0600 or by fax at (973) 443-0609.

Very truly yours,

RELIABILITY INCORPORATED

/s/ Jay Gottlieb
Jay Gottlieb
President